Supplement Dated May 7, 2014
To the Current Prospectus and Statement of Additional Information

Growth Plus
Growth Plus New York
ING Growth Plus

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B
and Its Variable Annuity Account I

This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING Life Insurance and Annuity Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any fixed option that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Federated Fund for U.S. Government Securities II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income.
Federated High Income Bond Fund II (Primary Shares) **Investment Adviser:** Federated Investment Management Company	Seeks high current income.
Federated Kaufmann Fund II (Primary Shares) **Investment Adviser:** Federated Equity Management Company of Pennsylvania **Investment Subadviser:** Federated Global Investment Management Corp.	Seeks capital appreciation.
Federated Managed Tail Risk Fund II (Primary Shares) **Investment Adviser:** Federated Global Investment Management Corp.	Seeks capital appreciation.
Federated Managed Volatility Fund II **Investment Adviser:** Federated Equity Management Company of Pennsylvania **Investment Subadviser:** Federated Investment Management Company	Seeks to achieve high current income and moderate capital appreciation.
Federated Prime Money Fund II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income consistent with stability of principal and liquidity.